FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                            No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 24, 2015 – Director/PDMR Shareholding

2.	Press release dated April 27, 2015 – Director/PDMR Shareholding

3.	Press release dated April 30, 2015 – AGM Statement

4.	Press release dated May 01, 2015 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

Director/PDMR Shareholding

RNS Number : 2253L
ARM Holdings PLC
24 April 2015

RNS announcement entitled "Director's shareholding"

ARM Holdings plc
24 April 2015

Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces that on 22 April 2015 Stuart Chambers, who is Chairman of the Company, purchased 20,000 shares at a price of 1204 pence per share. His total resultant shareholding is 30,000 shares.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 2

Director/PDMR Shareholding

RNS Number : 4257L
ARM Holdings PLC
27 April 2015

ARM Holdings plc
27 April 2015
Announcement of dealings by a PDMR

ARM Holdings plc (the "Company") announces that on 24 April 2015 Ian Drew, who is a PDMR of the Company, sold 30,000 shares at a price of 1195.1268 pence per share. His total resultant shareholding is 131,777 shares.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 3

AGM Statement

RNS Number : 9123L
ARM Holdings PLC
30 April 2015

For immediate release 30 April 2015

ARM HOLDINGS PLC

Annual General Meeting ("AGM")

Cambridge, UK, 30 April 2015 - ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMH)] announces that the AGM of the Company was held today at which all resolutions put to the AGM were duly passed on a poll. The voting on each resolution was as follows:

	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	1,104,558,587	99.92	907,234	0.08	1,105,465,821	78.32%	5,487,969
2	1,095,737,740	99.96	432,286	0.04	1,096,170,026	77.66%	14,783,764
3	740,184,631	67.91	349,728,393	32.09	1,089,913,024	77.22%	21,040,764
4	1,090,772,650	99.51	5,370,339	0.49	1,096,142,989	77.66%	14,810,801
5	1,074,451,736	98.08	20,987,852	1.92	1,095,439,588	77.61%	15,514,201
6	1,088,912,367	99.34	7,193,579	0.66	1,096,105,946	77.66%	14,847,844
7	1,089,785,119	99.42	6,317,348	0.58	1,096,102,467	77.66%	14,851,323
8	1,090,100,151	99.45	5,992,848	0.55	1,096,092,999	77.66%	14,860,791
9	1,089,409,937	99.39	6,686,952	0.61	1,096,096,889	77.66%	14,856,901
10	1,088,880,666	99.34	7,228,676	0.66	1,096,109,342	77.66%	14,844,448
11	1,090,333,842	99.47	5,776,949	0.53	1,096,110,791	77.66%	14,842,999
12	1,080,085,561	98.54	15,999,964	1.46	1,096,085,525	77.66%	14,868,265
13	1,064,184,531	97.10	31,767,938	2.90	1,095,952,469	77.65%	15,000,973
14	1,090,165,529	99.47	5,777,507	0.53	1,095,943,036	77.65%	15,010,753
15	916,945,832	83.72	178,243,574	16.28	1,095,189,406	77.59%	15,764,384
16	1,072,483,645	97.86	23,473,424	2.14	1,095,957,069	77.65%	14,996,721
17	1,095,997,280	99.99	138,637	0.01	1,096,135,917	77.66%	14,817,873
18	880,856,423	80.37	215,193,123	19.63	1,096,049,546	77.65%	14,904,244

The CEO's presentation will be available today on the Company's website www.arm.com/ir and an audiocast of the proceedings will be available from 1 May 2015.

CONTACTS:
Tim Score/Ian Thornton
ARM Holdings plc
+44 (0) 1628 427800

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 4

Total Voting Rights

RNS Number : 9790L
ARM Holdings PLC
01 May 2015

ARM Holdings PLC

1 May 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 30 April 2015 consists of 1,412,160,836 ordinaryshares of .05 pence each with voting rights. ARM Holdings plc currently holds 682,276 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,411,478,560.

The above figure 1,411,478,560 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END